UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                           REPORT FOR PERIOD
Dallas, Texas  75202                                       January 1, 2001 to
                                                           March 31, 2001

File No.  070-07758                                        PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)       A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date.
         See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy
         during the  quarter.     None.

(4)       The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including
         (a) the name of each associate company providing services,
         (b) a listing of services provided and
         (c) the total dollar amount of  services  provided,  broken
             down by associate company.     None.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 11th day of May, 2001.

                                               CSW Energy, Inc.
                                         /s/   Sandra S. Bennett
                                               Sandra S. Bennett

                                                Controller





                                                                  Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                  March 31, 2001
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                       $14,065
   Accounts receivable                                              23,920
   Prepaid expenses                                                  5,989
                                                                -----------

               Total current assets                                 43,974


Investments In and Advances to Energy Projects                     138,816

Notes Receivable - Affiliate                                       196,045

Other Assets
  Construction in progress and project development costs           234,025
  Property, Plant, and Equipment, net                               20,041
  Other - net                                                        5,249
                                                                -----------

               Total other assets                                  259,315
                                                                -----------

                  Total assets                                    $638,150
                                                                ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                $13,472
   Accrued liabilities and other                                    16,167
   Current maturities of long term debt                            199,980
                                                                -----------

               Total current liabilities                           229,619

Notes Payable - Affiliate                                          143,169

Deferred Income Taxes                                               45,285

Other                                                               23,714
                                                                -----------

               Total liabilities                                   441,787


Minority Interest                                                       48

Shareholder's Equity
   Common stock                                                          1
   Additional paid-in-capital                                      108,139
   Accumulated retained earnings                                    88,175
                                                                -----------

               Total shareholder's equity                          196,315
                                                                -----------

                  Total liabilities and shareholder's equity      $638,150
                                                                ===========

                                                                                                        Exhibit B


                                                CSW Energy, Inc.
                                              Statements of Income
                               For the Twelve Months Ended March 31, 2001 and 2000
                                                   (Unaudited)
                                                    ($000's)

                                                                         2001                  2000

OPERATING REVENUE:
              Electric revenues                                          $ 101,831              $ 81,242
              Thermal revenues                                                   -                22,259
              Equity in Income from energy projects                         14,329                16,336
              Operating and mantenance contract services                    14,149                 9,610
              Construction contract revenue                                 61,562                48,131
              Other                                                          5,880                52,952
                                                                     --------------       ---------------
                          Total operating revenue                          197,751               230,530


OPERATING EXPENSES:
              Fuel                                                          74,148                58,114
              Operating, maintnance and supplies                             8,600                12,889
              Depreciation and amortization                                  3,653                 6,077
              Salaries, wages and benefits                                   9,855                12,397
              Construction contract expenses                                85,489                40,245
              General and administrative                                    16,153                13,270
              Operating and maintenance contract services                    8,859                 5,176
                                                                     --------------       ---------------
                          Total operating expenses                         206,757               148,168

INCOME FROM OPERATIONS                                                      (9,006)               82,362

OTHER INCOME (EXPENSE)
              Interest income                                               46,157                30,033
              Interest expense                                             (48,396)              (25,743)
              Sale of project ownership interest                            67,004
              Other, net                                                       177                (3,261)
                                                                     --------------       ---------------
                          Total other income (expense)                      64,942                 1,029

INCOME  BEFORE INCOME TAXES                                                 55,936                83,391

PROVISION  FOR INCOME TAXES                                                 19,080                34,400
                                                                     --------------       ---------------

               Net income                                                  $36,856              $ 48,991
                                                                     ==============       ===============
